5 September 2008

Cadbury plc Board Changes

Cadbury has today announced that Sanjiv Ahuja and Ellen Marram will retire from the Board with effect from the end of September 2008.

The Board are particularly grateful to both Sanjiv and Ellen for their decision to assist in overseeing the completion of the demerger of the beverage business prior to stepping down in order to devote more time to their other business interests.

Cadbury is currently in the process of recruiting alternative non executive directors to ensure an appropriate balance with executive board members in keeping with the highest standards of corporate governance. A further announcement on the new appointments to the Board will be made shortly.

Ends

For further information
Cadbury plc	+44 1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44 1895 615124
Sally Jones
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Notes:

About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.